Exhibit 99.4

S.R. Batliboi & Associates LLP Charted Accountants	Tablespace, 6th Floor Western Aqua Building Whitefields, Hitech City Hyderabed - 500 081, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33  of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.

We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter ended December 31, 2019 and year to date from April 1, 2019 to December 31, 2019 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & CO. LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per S Balasubrahmanyam Partner Membership No.: 053315 UDIN: 20053315AAAAAG7417

Chennai

Date: January 27, 2020

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreeddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2019

All amounts in Indian Rupees millions

Sl.		Quarter ended			Nine months ended		Year ended
No.	Particulars	31.12.2019	30.09.2019	31.12.2018	31.12.2019	31.12.2018	31.03.2019
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	29,864	27,039	27,037	81,730	78,583	104,667
	b) License fees and service income	458	7,314	145	7,921	799	1,062
	c) Other operating income	118	107	135	336	421	526
	Total revenue from operations	30,440	34,460	27,317	89,987	79,803	106,255

2	Other income	693	767	928	6,158	1,657	2,384
	Total income (1 + 2)	31,133	35,227	28,245	96,145	81,460	108,639

3	Expenses
	a) Cost of materials consumed	6,730	6,453	5,461	19,022	15,799	21,032
	b) Purchase of stock-in-trade	3,461	2,971	2,575	8,911	6,321	8,686
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,001)	5	(251)	(1,671)	(403)	660
	d) Employee benefits expense	5,112	5,028	4,719	15,136	14,419	19,319
	e) Depreciation and amortisation expense	1,958	2,041	1,935	5,969	5,764	7,806
	f) Finance costs	117	122	158	360	481	568
	g) Selling and other expenses	8,581	8,395	7,944	25,101	25,036	33,561
	Total expenses	24,958	25,015	22,541	72,828	67,417	91,632

4	Profit before tax (1 + 2 - 3)	6,175	10,212	5,704	23,317	14,043	17,007

5	Tax expense / (benefit)
	a) Current tax	1,092	1,529	434	4,149	2,161	2,818
	b) Deferred tax	(134)	(4,968)	1,276	(5,181)	1,137	1,416

6	Net profit for the period / year (4 - 5)	5,217	13,651	3,994	24,349	10,745	12,773

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	4	(5)	4	3	13	(1)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	(3)	3
	b) (i) Items that will be reclassified to profit or loss	(33)	(187)	669	(286)	41	209
	(ii) Income tax relating to items that will be reclassified to profit or loss	12	65	(234)	98	(14)	(73)
	Total other comprehensive income	(17)	(127)	439	(185)	37	138

8	Total comprehensive income (6 + 7)	5,200	13,524	4,433	24,164	10,782	12,911

9	Paid-up equity share capital (face value Rs. 5/- each)	831	831	830	831	830	830

10	Other equity						126,011

11	Earnings per equity share (face value Rs. 5/- each)
	Basic	31.47	82.36	24.08	146.89	64.75	76.98
	Diluted	31.42	82.24	24.05	146.62	64.67	76.85
		(Notannualised)	(Notannualised)	(Notannualised)	(Notannualised)	(Notannualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

Sl.		Quarter ended			Nine months ended		Year ended
No.	Particulars	31.12.2019	30.09.2019	31.12.2018	31.12.2019	31.12.2018	31.03.2019
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	7,106	6,900	6,661	19,623	18,861	25,802
	b) Global Generics	24,680	21,659	21,924	67,168	65,197	85,936
	c) Proprietary Products	296	7,296	27	7,628	154	303
	Total	32,082	35,855	28,612	94,419	84,212	112,041

	Less: Inter-segment revenue	1,642	1,395	1,295	4,432	4,409	5,786
	Total revenue from operations	30,440	34,460	27,317	89,987	79,803	106,255

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	957	494	1,230	1,027	2,124	2,156
	b) Global Generics	6,193	3,910	3,457	17,913	16,830	20,852
	c) Proprietary Products	92	6,807	(395)	6,622	(1,633)	(2,252)
	Total	7,242	11,211	4,292	25,562	17,321	20,756

	Less: (i) Finance costs	117	122	158	360	481	568
	(ii) Other un-allocable expenditure / (income), net	950	877	(1,570)	1,885	2,797	3,181
	Total profit before tax	6,175	10,212	5,704	23,317	14,043	17,007

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1

These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2

Effective 1 April 2019, the Company adopted Ind As 116, Leases, using the modified retrospective approach. Ind AS 116 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of Ind AS 116, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 332 million and right-of-use assets of Rs. 332 million.

3

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from the U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. As on 27 January 2020, the facility is undergoing inspection by the U.S. FDA.

4

Revenue for the quarter ended 30 September 2019 includes an amount of Rs. 7,229 million (U.S.$105.1 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

5

During the quarter ended 30 September 2019, the Government of India promulgated the Taxation Laws (Amendment) Ordinance 2019, announcing key changes to corporate tax rates in the Income-tax Act, 1961. The key changes include, among others, reduction of MAT rate from 21.55% to 17.47% (including surcharge and cess). As a result of this, the Company reassessed the MAT recoverability and recognised an amount of Rs. 4,989 million as deferred tax asset during the quarter ended 30 September 2019.

6

"Other income" includes an amount of Rs. 3,457 million received from Celgene during the quarter ended 30 June 2019, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

7	"Other income" includes dividend income of Rs. 392 million declared by Kunshan Rotam Reddy Pharmaceutical Company Limited during the quarter ended 30 June 2019.

DR. REDDY’S LABORATORIES LIMITED

8

During the quarter ended 31 December 2018, the Company sold one of its API manufacturing business units located in Jeedimetla, Hyderabad to Therapiva Private Limited. This sale was done by way of slump sale including all related property, plant and equipment, current assets, current liabilities, and transfer of employees. An amount of Rs. 423 million representing the profit on sale of such business unit was included under the head “other income”.

9

The unaudited results were reviewed by the Audit Committee of the Board at their meeting held on 25 January 2020 and approved by the Board of Directors of the Company at their meeting held on 27 January 2020.

10

The results for the quarter and nine months ended 31 December 2019 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 27 January 2020	Co-Chairman & Managing Director